# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENERAL DYNAMICS CORPORATION, CIK 0000040533
CUSIP: 369550108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11011 Sunset Hills Road, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0001086477
Persons authorized to receive notices and communications: Aaron Rappaport, 222 N. LaSalle St., Suite 2000, Chicago, Illinois (IL), 60601, (312) 236-6300; Maurice M. Lefkort, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019, 212-728-8000

## Reporting persons
- Longview Asset Management, LLC (CIK 0001086477): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 24,388,917; sole dispositive power 24,388,917; aggregate amount beneficially owned 24,388,917 (9% of the class)
  Comment: The Reporting Person (as defined below) listed on the cover page to this Schedule 13D amendment hereby makes the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the rules and regulations promulgated thereunder. This Statement is an amendment of the original Schedule 13D filed on January 2, 1970 (the "Original Schedule 13D"), as amended by: Amendment No. 1, filed January 26, 1970; Amendment No. 2, filed February 13, 1970; Amendment No. 3, filed March 2, 1970; Amendment No. 4, filed April 20, 1970; Amendment No. 5, filed January 12, 1971; Amendment No. 6, filed September 25, 1974; Amendment No. 7, filed January 20, 1975; Amendment No. 8, filed May 19, 1975; Amendment No. 9, filed October 22, 1975; Amendment No. 10, filed November 20, 1975; Amendment No. 11, filed January 16, 1976; Amendment No. 12, filed June 2, 1976; Amendment No. 13, filed November 4, 1976; Amendment No. 14, filed January 14, 1977; Amendment No. 15, filed May 11, 1977; Amendment No. 16, filed September 21, 1979; Amendment No. 17, filed June 16, 1980; Amendment No. 18, filed June 15, 1981; Amendment No. 19, filed March 7, 1984; Amendment No. 20, filed December 10, 1986; Amendment No. 21, filed June 11, 1987; Amendment No. 22, filed August 26, 1992; Amendment No. 23, filed July 2, 1999; Amendment No. 24, filed November 9, 2001; Amendment No. 25, filed July 16, 2003; Amendment No. 26, filed October 17, 2014; Amendment No. 27, filed July 26, 2017; Amendment No. 28, filed October 2, 2023; Amendment No. 29, filed April 10, 2024; and Amendment No. 30, filed August 28, 2026 (the Original Schedule 13D as amended by Amendment Nos. 1 through 30 is referred to herein as the "Schedule 13D").

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: GENERAL DYNAMICS CORPORATION
Address of issuer's principal executive offices: 11011 Sunset Hills Road, Reston, Virginia (VA), 20190

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) are hereby amended to read as follows:

(a) - (b) By virtue of its management of Longview Client accounts, Longview beneficially owns 24,388,917 shares of Common Stock, as of October 1, 2026, representing approximately 9.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act, based on 270,557,195 shares of Common Stock issued and outstanding as of July 5, 2026 as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 5, 2026 filed with the Securities and Exchange Commission on July 29, 2026.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the securities which were effected in the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person is set forth on Exhibit A to this Schedule 13D.

## Signatures
- Longview Asset Management, LLC: /s/ Angie Newhouse, Angie Newhouse, Vice President and Compliance Officer (10/06/2026)